Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2013 Financial Results

MOSCOW and AMSTERDAM, Netherlands, February 20, 2014, Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its financial results for the fourth quarter and the full year ended December 31, 2013.

Q4 2013 Financial Highlights(1)(2)

•                  Revenues of RUR 12.1 billion ($369.3 million), up 37% compared with Q4 2012 (and up 40% excluding the impact of Yandex.Money)

•                  Ex-TAC revenues (excluding traffic acquisition costs) up 25% compared with Q4 2012 (and up 28% excluding the impact of Yandex.Money)

•                  Income from operations of RUR 3.9 billion ($119.8 million), up 26% compared with Q4 2012

•                  Adjusted EBITDA of RUR 5.1 billion ($157.3 million), up 21% compared with Q4 2012

•                  Operating margin of 32.4%

•                  Adjusted EBITDA margin of 42.6%

•                  Adjusted ex-TAC EBITDA margin of 55.6%

•                  Net income of RUR 3.3 billion ($102.2 million), up 24% compared with Q4 2012

•                  Adjusted net income of RUR 3.5 billion ($107.5 million), up 19% compared with Q4 2012

•                  Net income margin of 27.7%

•                  Adjusted net income margin of 29.1%

•                  Adjusted ex-TAC net income margin of 38.0%

•                  Cash and deposits of RUR 48.6 billion ($1,484.1 million) as of December 31, 2013

FY 2013 Financial Highlights(1)(2)

•                  Revenues of RUR 39.5 billion ($1,206.9 million), up 37% compared with FY 2012 (and up 39% excluding the impact of Yandex.Money)

•                  Ex-TAC revenues (excluding traffic acquisition costs) up 32% compared with FY 2012 (and up 35% excluding the impact of Yandex.Money)

•                  Income from operations of RUR 12.8 billion ($392.2 million), up 36% compared with FY 2012

•                  Adjusted EBITDA of RUR 17.4 billion ($530.6 million), up 32% compared with FY 2012

•                  Operating margin of 32.5%

•                  Adjusted EBITDA margin of 44.0%

•                  Adjusted ex-TAC EBITDA margin of 54.9%

•                  Net income of RUR 13.5 billion ($411.7 million), up 64% compared with FY 2012

•                  Adjusted net income of RUR 12.1 billion ($370.9 million), up 38% compared with FY 2012

•                  Net income margin of 34.1%

•                  Adjusted net income margin of 30.7%

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 32.7292 to $1.00, the official exchange rate quoted as of December 31, 2013 by the Central Bank of the Russian Federation.

(2)  The following measures presented in this release are “non-GAAP financial measures”:  ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable US GAAP measures.

•                  Adjusted ex-TAC net income margin of 38.4%

“Yandex delivered strong fourth quarter and full year 2013 results,” said Arkady Volozh, Chief Executive Officer of Yandex.  “We continued to grow our search share on desktop and mobile.  We implemented significant changes in our paid search algorithms, substantially grew the number of advertisers on our platform, and broadened the reach of our partner network.  We will continue to create services that benefit our users across the markets in which we operate.”

The following table provides a summary of key financial results for the three and twelve months ended December 31, 2012 and 2013:

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2012	2013	Change	2012	2013	Change
Revenues	8,819	12,086	37%	28,767	39,502	37%
Ex-TAC revenues(2)	7,403	9,258	25%	23,987	31,652	32%
Income from operations	3,107	3,921	26%	9,454	12,837	36%
Adjusted EBITDA(2)	4,255	5,148	21%	13,142	17,367	32%
Net income	2,691	3,346	24%	8,223	13,474	64%
Adjusted net income(2)	2,965	3,519	19%	8,768	12,140	38%

Q4 2013 Operational and Corporate Highlights

•                  Share of Russian search market (including mobile) averaged 61.9% in Q4 2013 (according to LiveInternet)

•                  SERPs (search engine result pages) grew 19% from Q4 2012

•                  Number of advertisers grew to more than 270,000, up 30% from Q4 2012 and up 10% from Q3 2013

•                  Acquisition of KinoPoisk, the largest and most comprehensive Russian-language website dedicated to movies, television shows and celebrities

•                  Enhanced the functionality of Yandex.Market with Cost Per Action advertising

•                  Yandex.Maps moved to a new unified platform and now provide detailed maps and routing features globally

•                  Placed $600 Million of 1.125% Convertible Senior Notes Due 2018 in December 2013 and additional $90 million in January 2014

•                  Repurchased 10 million shares as of February 18, 2014, as part of the previously announced share repurchase program, and increased authorization to repurchase a total of up to 15 million shares

Subsequent Events

•                  Cooperation agreement with MultiShip, a logistics service aggregator

•                  Partnership with Facebook - access to a “firehose” of public data in Russia, CIS and Turkey

Revenues

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2012	2013	Change	2012	2013	Change
Advertising revenues:
Text-based advertising
Yandex websites	6,181	8,006	30%	20,610	27,584	34%
Ad network	1,462	2,830	94%	4,898	7,885	61%
Total text-based advertising	7,643	10,836	42%	25,508	35,469	39%
Display advertising	964	1,152	20%	2,592	3,379	30%
Total advertising revenues	8,607	11,988	39%	28,100	38,848	38%
Online payment commissions	178	—	-100%	552	394	-29%
Other	34	98	188%	115	260	126%
Total revenues	8,819	12,086	37%	28,767	39,502	37%

Total revenues increased 37% compared with Q4 2012, and on a like-for-like basis (excluding revenues received from Yandex.Money operations in Q4 2012), total revenues increased 40% compared with Q4 2012.

Text-based advertising revenues, accounting for 90% of total revenues in Q4 2013, continued to determine overall top-line performance.

Text-based advertising revenues from Yandex’s own websites accounted for 66% of total revenues during Q4 2013, and increased 30% compared with Q4 2012.

Text-based advertising revenues from our ad network increased 94% compared with Q4 2012 and contributed 23% of total revenues during Q4 2013. The increase of partner network revenues as a share of total revenues, together with an increase in the growth rate of  the ad network, reflect our agreement with Mail.ru to power paid search results on Mail.ru properties.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 52% in Q4 2013 compared with Q4 2012 and grew 22% sequentially. Our average cost per click in Q4 2013 decreased 7% compared with Q4 2012.

Display advertising revenue, accounting for 10% of total revenues in Q4 2013, increased 20% compared with Q4 2012.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, including related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect investments in overall growth, including personnel. In Q4 2013, Yandex added 493 full-time employees, an increase of 11% from September 30, 2013, and up 41% from December 31, 2012. The total number of full-time employees was 4,902 as of December 31, 2013.  The employee numbers and growth rates are provided on a like-for-like basis, excluding Yandex.Money employees for the previous periods.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2012	2013	Change	2012	2013	Change
TAC:
Related to the Yandex ad network	928	2,023	118%	3,128	5,377	72%
Related to distribution partners	488	805	65%	1,652	2,473	50%
Total TAC	1,416	2,828	100%	4,780	7,850	64%
Total TAC as a % of total revenues	16.1%	23.4%		16.6%	19.9%
Other cost of revenues	660	713	8%	2,408	2,756	14%
Other cost of revenues as a % of revenues	7.5%	5.9%		8.4%	7.0%
Total cost of revenues	2,076	3,541	71%	7,188	10,606	48%
Total cost of revenues as a % of revenues	23.5%	29.3%		25.0%	26.8%

TAC increased from 18.5% of text-based revenues in Q4 2012 to 26.1% in Q4 2013, representing the increase in our Yandex ad network revenues as a share of total revenues for the period. The principal driver of the TAC increase was our agreement to power paid search on Mail.ru.

Other cost of revenues in Q4 2013 increased 8% compared with Q4 2012, reflecting further growth in personnel and data center-related costs partly offset by absence of the cost of online payment commissions related to Yandex.Money.

Product development

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2012	2013	Change	2012	2013	Change
Product development	1,115	1,651	48%	4,274	5,827	36%
As a % of revenues	12.6%	13.7%		14.9%	14.8%

Growth in product development expenses in Q4 2013 primarily reflects increases in the number of developers. Development headcount increased 49% from 1,956 as of December 31, 2012, to 2,924 as of December 31, 2013, with 375 employees added since September 30, 2013, on a like-for-like basis, excluding Yandex.Money employees for the prior period.

Selling, general and administrative (SG&A)

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2012	2013	Change	2012	2013	Change
Sales, general and administrative	1,661	1,983	19%	4,900	6,537	33%
As a % of revenues	18.8%	16.4%		17.0%	16.5%

SG&A costs grew more slowly than revenues compared to Q4 2012, reflecting a more linear allocation of marketing spend through 2013 compared with 2012.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2012	2013	Change	2012	2013	Change
SBC expense included in cost of revenues	14	18	29%	33	61	85%
SBC expense included in product development	70	128	83%	221	435	97%
SBC expense included in SG&A	31	77	148%	122	258	111%
Total SBC expense	115	223	94%	376	754	101%
As a % of revenues	1.3%	1.8%		1.3%	1.9%

Total SBC expense increased 94% in Q4 2013 compared with Q4 2012. The increase is principally related to new equity-based grants made in 2012-2013.

Depreciation and amortization (D&A) expense

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2012	2013	Change	2012	2013	Change
Depreciation and amortization	860	990	15%	2,951	3,695	25%
As a % of revenues	9.8%	8.2%		10.3%	9.4%

D&A expense increased 15% in Q4 2013 compared with Q4 2012, primarily reflecting further investments in servers and data centers made this year.

As a result of the factors described above, income from operations was RUR 3.9 billion ($119.8 million) in Q4 2013, a 26% increase from Q4 2012, while adjusted EBITDA reached RUR 5.1 billion ($157.3 million) in Q4 2013, up 21% from Q4 2012.

Interest income in Q4 2013 was RUR 414 million, up from RUR 333 million in Q4 2012, principally as a result of investing our cash provided by operating activities in Russia, where our investments earn higher returns partly offset by interest expenses related to our convertible debt.

Foreign exchange gain in Q4 2013 was RUR 99 million, compared with a foreign exchange gain of RUR 17 million in Q4 2012. This gain is due to the appreciation of the U.S. dollar during Q4 2013 from RUR 32.3451 to $1.00 on September 30, 2013 to RUR 32.7292 to $1.00 on December 31, 2013. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies due to exchange rate fluctuations are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities were not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q4 2013.

Income tax expense for Q4 2013 was RUR 1,083 million, up from RUR 791 million in Q4 2012. Our effective tax rate of 24.5% in Q4 2013 was significantly higher than in previous quarters due to one-time effect of certain reserves and allowances we have provided for in Q4 2013. Adjusted for these reserves and allowances, our effective tax rate is 21.6%. This compares with an effective tax rate of 21.1% in Q3 2013, adjusted for a non-taxable gain on the sale of a 75% interest in Yandex.Money in Q3 2013.

Adjusted net income in Q4 2013 was RUR 3.5 billion ($107.5 million), a 19% increase from Q4 2012.

Adjusted net income margin was 29.1 % in Q4 2013, compared with 33.6% in Q4 2012.

Net income was RUR 3.3 billion ($102.2 million) in Q4 2013, up 24% compared with Q4 2012.

As of December 31, 2013, Yandex had cash, cash equivalents and long-term deposits of RUR 48.6 billion ($1,484.1 million).

Net operating cash flow and capital expenditures for Q4 2013 were RUR 4.8 billion ($146.3 million) and RUR 1.7 billion ($50.8 million), respectively.

The total number of shares issued and outstanding as of December 31, 2013 was 323,655,509, including 250,732,061 Class A shares, 72,923,447 Class B shares, and one Priority share and excluding 6,266,245 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 6.0 million shares, at a weighted average exercise price of $5.11 per share, of which options to purchase 5.2 million shares were fully vested; equity-settled share appreciation rights equal to 1.6 million shares, at a weighted average measurement price of $26.75, 0.2 million of which were fully vested; and restricted share units covering  2.9 million shares, of which restricted share units to acquire 0.4 million shares were fully vested.

Outlook for 2014

On a like-for-like basis, excluding the revenue associated with Yandex.Money from 2013 results, Yandex expects to achieve full year ruble-based revenue growth of 25% to 30% in 2014(1).

(1)  In 2013, Yandex recognized total revenue of RUR 39,502 million, including RUR 394 million in payments commissions related to Yandex.Money and RUR 39,108 million in advertising and other revenues. Starting July 4, 2013, when the sale of a 75% interest in Yandex.Money was completed, Yandex stopped recognizing revenue related to Yandex.Money in its consolidated revenues.

Conference Call Information

Yandex’s management will hold an earnings conference call on February 20, 2014 at 8:00 AM U.S. Eastern Time (5:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 631 621 5256

UK: +44 (0) 1452 560 304

Russia: 8 10 800 23942044

Passcode: 34382878#

A replay of the call will be available through February 27, 2014. To access the replay, please dial:

US: +1 866 247 4222,

Russia/International: +44 (0) 1452 550 000

Passcode: 34382878#

A live and archived webcast of this conference call will be available at http://www.media-server.com/m/p/n7yp629i

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey. More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2014. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the legal and regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of February 20, 2014, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Vladimir Isaev

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC)

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that is payable through November 2013 to employees in connection with our acquisition of the mobile software business of SPB Software (described below) and (4) provision for income taxes, less (A) interest income and (B) other income/(expense)

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that was payable to certain employees in connection with our acquisition of the mobile software business of SPB Software (described below), (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses (gains) and (4) amortization of debt discount related to our convertible debt adjusted for the reduction in income taxes attributable to the amortization of debt discount; less gain from the sale and deconsolidation of equity investments

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we were required under US GAAP to accrue as expense the contingent compensation that was payable to certain employees in connection with our acquisition of the mobile software business of SPB Software in November 2011. The maximum aggregate amount of such contingent compensation is $14.1 million, payable on the achievement of certain milestones and the continued employment of the sellers, $7.1 million of which was paid in November 2012, $4.1 million of which was paid in February 2013, and $2.9 million of which was paid in November 2013. We have eliminated this acquisition-related expense from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of debt discount related to our convertible debt issued in Q4 2013.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gain from the sale of equity investments

Adjusted net income also excludes (1) a gain in the year ended December 31, 2013 from the sale of our minority interest in face.com in connection with the sale of that company, (2) a gain in the quarter ended September 30, 2013 from deconsolidation of Yandex.Money following the sale of a 75% interest in Yandex.Money to Sberbank on July 4, 2013, and (3) the sale of marketable securities held on our balance sheet.  We believe that it is useful to present adjusted net income and related margin measures excluding the effect of these significant items in order to provide a clearer picture of our operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	December 31,	December 31,
	2012*	2013	2013
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	7,425	33,394	1,020.3
Marketable securities	76	87	2.7
Term deposits	4,629	—	—
Accounts receivable, net	1,767	2,785	85.1
Prepaid expenses	597	689	21.0
Assets held for sale	2,024	—	—
Deferred tax assets	456	596	18.2
Other current assets	1,217	1,332	40.7
Total current assets	18,191	38,883	1,188.0

Property and equipment, net	8,095	9,729	297.3
Intangible assets, net	323	633	19.3
Goodwill	750	2,946	90.0
Long-term prepaid expenses	695	1,042	31.8
Restricted cash	214	104	3.2
Term deposits	10,330	15,180	463.8
Investments in non-marketable equity securities	500	1,250	38.2
Investments in debt securities	4,810	2	0.1
Deferred tax assets	35	3	0.1
Other non-current assets	342	1,539	47.0
TOTAL ASSETS	44,285	71,311	2,178.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	2,513	3,710	113.3
Taxes payable	1,455	1,688	51.6
Deferred revenue	1,092	1,501	45.9
Liabilities related to assets held for sale	1,619	—	—
Deferred tax liabilities	3	16	0.5
Total current liabilities	6,682	6,915	211.3
Convertible debt	—	16,429	502.0
Deferred tax liabilities	448	1,245	38.0
Other accrued liabilities	108	125	3.8
Total liabilities	7,238	24,714	755.1

Commitments and contingencies
Shareholders’ equity:

Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 2,000,000,001, shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 2,000,000,000, Class B: 159,494,722 and 102,115,140, and Class C: 159,494,722 and 102,115,140); shares issued (Class A: 202,318,864 and 256,998,306, Class B: 125,441,218 and 72,923,447, and Class C: 27,972,630 and 23,110,819, respectively); shares outstanding (Class A: 202,318,864 and 250,732,061, Class B: 125,441,218 and 72,923,447, and Class C: nil)	445	242	7.4
Treasury shares at cost (Class A: nil and 6,266,245)	—	(6,886)	(210.4)
Additional paid-in capital	13,617	15,701	479.7
Accumulated other comprehensive income	961	2,042	62.4
Retained earnings	22,024	35,498	1,084.6
Total shareholders’ equity	37,047	46,597	1,423.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	44,285	71,311	2,178.8

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31,
	2012	2013	2013
	RUR	RUR	$

Revenues	8,819	12,086	369.3
Operating costs and expenses:
Cost of revenues(1)	2,076	3,541	108.2
Product development(1)	1,115	1,651	50.4
Sales, general and administrative(1)	1,661	1,983	60.7
Depreciation and amortization	860	990	30.2
Total operating costs and expenses	5,712	8,165	249.5
Income from operations	3,107	3,921	119.8
Interest income, net	333	414	12.6
Other income, net	42	94	2.9
Net income before income taxes	3,482	4,429	135.3
Provision for income taxes	791	1,083	33.1
Net income	2,691	3,346	102.2
Net income per Class A and Class B share:
Basic	8.22	10.30	0.31
Diluted	8.00	10.08	0.31
Weighted average number of Class A and Class B shares outstanding
Basic	327,511,749	324,736,336	324,736,336
Diluted	336,211,460	331,906,108	331,906,108

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses

Cost of revenues	14	18	0.5
Product development	70	128	3.9
Sales, general and administrative	31	77	2.4

YANDEX N.V.

Unaudited Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Twelve months ended December 31,
	2012*	2013	2013
	RUR	RUR	$

Revenues	28,767	39,502	1,206.9
Operating costs and expenses:
Cost of revenues(1)	7,188	10,606	324.1
Product development(1)	4,274	5,827	178.0
Sales, general and administrative(1)	4,900	6,537	199.7
Depreciation and amortization	2,951	3,695	112.9
Total operating costs and expenses	19,313	26,665	814.7
Income from operations	9,454	12,837	392.2
Interest income, net	1,002	1,717	52.5
Other income, net	118	2,159	65.9
Net income before income taxes	10,574	16,713	510.6
Provision for income taxes	2,351	3,239	98.9
Net income	8,223	13,474	411.7
Net income per Class A and Class B share:
Basic	25.21	41.25	1.26
Diluted	24.50	40.27	1.23
Weighted average number of Class A and Class B shares outstanding
Basic	326,210,948	326,657,778	326,657,778
Diluted	335,690,596	334,571,212	334,571,212

(1)         These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	33	61	1.9
Product development	221	435	13.3
Sales, general and administrative	122	258	7.9

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2012	2013	2013
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,691	3,346	102.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	790	945	28.8
Amortization of acquisition-related intangible assets	70	45	1.4
Amortization of debt discount and issuance costs	—	24	0.7
Share-based compensation expense	115	223	6.8
Deferred income taxes	(39)	58	1.8
Foreign exchange gains	(17)	(99)	(3.0)
Other	(24)	(6)	(0.1)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(331)	(450)	(13.7)
Prepaid expenses and other assets	(84)	(424)	(13.0)
Accounts payable and accrued liabilities	522	920	28.1
Deferred revenue	167	206	6.3
Assets held for sale	(306)	—	—
Liabilities related to assets held for sale	299	—	—
Net cash provided by operating activities	3,853	4,788	146.3
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchase of property and equipment	(1,000)	(1,665)	(50.8)
Acquisitions of businesses, net of cash acquired	—	(2,438)	(74.5)
Investments in non-marketable equity securities	—	(12)	(0.4)
Proceeds from maturity of debt securities	759	2,668	81.5
Investments in term deposits	(6,350)	—	—
Maturities of term deposits	4,788	2,620	80.1
Loans granted	—	(109)	(3.3)
Escrow cash deposit	219	(5)	(0.2)
Net cash used in investing activities	(1,584)	1,059	32.4
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	56	61	1.8
Proceeds from issuance of convertible debt	—	19,719	602.5
Payment of debt discount and issuance costs	—	(179)	(5.4)
Repurchases of ordinary shares	—	(3,368)	(102.9)
Net cash provided by financing activities	56	16,233	496.0
Effect of exchange rate changes on cash and cash equivalents	(96)	(68)	(2.2)
Net change in cash and cash equivalents	2,229	22,012	672.5
Cash and cash equivalents at beginning of period	5,196	11,382	347.8
Cash and cash equivalents at end of period	7,425	33,394	1,020.3

YANDEX N.V.

Unaudited Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Twelve months ended December 31, 2013
	2012*	2013	2013
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	8,223	13,474	411.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	2,812	3,584	109.5
Amortization of acquisition-related intangible assets	139	111	3.4
Amortization of debt discount and issuance costs	—	24	0.7
Share-based compensation expense	376	754	23.1
Deferred income taxes	72	(197)	(6.0)
Foreign exchange (gains)/losses	57	(139)	(4.2)
Gain from sale of equity securities	(234)	(2,137)	(65.3)
Other	51	(28)	(0.9)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(526)	(966)	(29.5)
Prepaid expenses and other assets	(923)	(1,301)	(39.8)
Accounts payable and accrued liabilities	1,277	1,195	36.5
Deferred revenue	195	401	12.3
Assets held for sale	(411)	(156)	(4.8)
Liabilities related to assets held for sale	421	86	2.6
Net cash provided by operating activities	11,529	14,705	449.3
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(3,984)	(4,936)	(150.8)
Acquisitions of businesses, net of cash acquired	—	(2,438)	(74.5)
Investments in non-marketable equity securities	(47)	(14)	(0.5)
Proceeds from sale of equity securities	174	2,023	61.8
Proceeds from maturity of debt securities	1,521	4,969	151.8
Investments in term deposits	(16,585)	(11,450)	(349.8)
Maturities of term deposits	8,512	11,290	345.0
Loans granted	—	(279)	(8.5)
Escrow cash deposit	219	125	3.8
Net cash used in investing activities	(10,190)	(710)	(21.7)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	361	439	13.4
Proceeds from issuance of convertible debt	—	19,719	602.5
Payment of debt discount and issuance costs	—	(179)	(5.4)
Repurchases of ordinary shares	—	(8,518)	(260.3)
Net cash provided by financing activities	361	11,461	350.2
Effect of exchange rate changes on cash and cash equivalents	(205)	513	15.6
Net change in cash and cash equivalents	1,495	25,969	793.4
Cash and cash equivalents at beginning of period	5,930	7,425	226.9
Cash and cash equivalents at end of period	7,425	33,394	1,020.3

* Derived from audited financial statements

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2012	2013	Change	2012	2013	Change
Total revenues	8,819	12,086	37%	28,767	39,502	37%
Less: traffic acquisition costs (TAC)	1,416	2,828	100%	4,780	7,850	64%
Ex-TAC revenues	7,403	9,258	25%	23,987	31,652	32%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2012	2013	Change	2012	2013	Change
Net income	2,691	3,346	24%	8,223	13,474	64%
Add: depreciation and amortization	860	990	15%	2,951	3,695	25%
Add: share-based compensation (SBC) expense	115	223	94%	376	754	101%
Add: compensation expense related to contingent consideration	173	14	-92%	361	81	-78%
Less: interest income, net	(333)	(414)	24%	(1,002)	(1,717)	71%
Less: other income, net	(42)	(94)	n/m	(118)	(2,159)	n/m
Add: provision for income taxes	791	1,083	37%	2,351	3,239	38%
Adjusted EBITDA	4,255	5,148	21%	13,142	17,367	32%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2012	2013	Change	2012	2013	Change
Net income	2,691	3,346	24%	8,223	13,474	64%
Add: SBC expense	115	223	94%	376	754	101%
Less: reduction in income tax attributable to SBC expense	(1)	(3)	n/m	(4)	(9)	n/m
Add: compensation expense related to contingent consideration	173	14	-92%	361	81	-78%
Less: foreign exchange (gain)/loss	(17)	(99)	n/m	57	(139)	n/m
Add: increase/(reduction) in income tax attributable to foreign exchange (gain)/loss	4	20	n/m	(11)	28	n/m
Less: gain from sale of equity investments and deconsolidation	—	—	n/m	(234)	(2,067)	783%
Add: amortization of debt discount	—	24	n/m	—	24	n/m
Less: reduction in income tax attributable to amortization of debt discount	—	(6)	n/m	—	(6)	n/m
Adjusted net income	2,965	3,519	19%	8,768	12,140	38%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex- TAC EBITDA Margin (4)
Three months ended December 31, 2013	3,346	27.7%	1,802	5,148	42.6%	55.6%
Twelve months ended December 31, 2013	13,474	34.1%	3,893	17,367	44.0%	54.9%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to SPB Software contingent compensation, interest income, other (expense)/income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)     Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)     Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex- TAC Net Income Margin (4)
Three months ended December 31, 2013	3,346	27.7%	173	3,519	29.1%	38.0%
Twelve months ended December 31, 2013	13,474	34.1%	(1,334)	12,140	30.7%	38.4%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to SPB Software contingent compensation, gain from sale and deconsolidation of equity investments, foreign exchange losses (as adjusted for the reduction in income tax attributable to the loss) and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)     Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)     Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.